Exhibit 99.5

SILVERCORP METALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED JUNE 30, 2008 AND 2007
(Expressed in US Dollars, unless otherwise stated)

Notice to Reader of the Unaudited Interim Consolidated Financial Statements For the three months ended June 30, 2008

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three months ended June 30, 2008 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the twelve months ended March 31, 2008 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of US dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in US Dollars)

	Notes	June 30, 2008	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents		$42,592,496	47,092,890
Short term investments		32,471,317	37,145,656
Accounts receivable and prepaids		11,035,520	5,259,699
Inventories	3	4,612,606	2,389,175
		90,711,939	91,887,420

Long term prepaids		2,277,554	5,194,431
Long term investments	4	17,853,691	17,873,887
Property, plant and equipment	5	17,952,478	14,349,572
Mineral rights and properties	6	148,017,344	60,904,275
Reclamation deposits		9,817	9,729
		$276,822,823	190,219,314

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	6	$22,353,854	7,026,628
Deposits received from customers		2,350,775	2,573,202
Income tax payable		362,935	719,557
Amounts due to related parties	10	12,178,668	12,070,732
		37,246,232	22,390,119

Future income tax liabilities		25,800,631	6,345,898
Asset retirement obligation	7	1,991,780	1,225,829
		65,038,643	29,961,846

Non-controlling interests		15,699,725	11,265,197

SHAREHOLDERS' EQUITY

Share capital	8	114,236,035	78,334,543
Contributed surplus		-	1,722,036
Reserves	9	11,059,771	2,077,628
Accumulated other comprehensive income		17,536,691	14,121,627
Retained earnings		53,251,958	52,736,437
		196,084,455	148,992,271

		$276,822,823	190,219,314
Commitments and Contingencies	15

Approved on behalf of the Board:

(Signed) Greg Hall
Director

(Signed) Rui Feng
Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Expressed in US Dollars except for share figures)

		Three months ended June 30,

	Notes	2008	2007

Sales		$30,859,277	$22,253,286

Cost of sales		7,938,756	4,278,189
Amortization and depletion		1,568,442	586,053
		9,507,198	4,864,242

Gross profit		21,352,079	17,389,044

Expenses
Accretion of asset retirement obligations	7	18,533	15,156
Amortization		292,681	90,381
Foreign exchange loss (gain)		120,416	410,903
General exploration and property investigation expenses		479,251	230,739
Investor relations		94,703	57,667
Mineral properties written off		-	-
Office, administration and miscellaneous	8(d)	2,948,467	1,378,606
Professional fees		289,618	95,343
		4,243,669	2,278,795
Earnings before other income and expenses		17,108,410	15,110,249
Other income and expenses
Equity loss in investment	4	(204,731)	(120,018)
Loss on disposal of property, plant and equipment	5	(9,504)	(48,130)
Mineral property option income		-	1,913,073
Interest income		776,949	470,912
Other income		28,546	533
		591,260	2,216,370

Income before income taxes and non-controlling interests		17,699,670	17,326,619

Income tax expense
Current		2,039,512	(1,466,991)
Future		(152,870)	15,501
		1,886,642	(1,451,490)

Income before non-controlling interests		15,813,028	18,778,109

Non-controlling interests		(4,211,587)	(4,251,086)

Net income		11,601,441	14,527,023

Retained earnings, beginning of period		52,736,437	1,767,831
Appropriation to reserves		(8,982,143)	(2,077,628)
Value charged to retained earnings upon shares acquired under
normal course issuer bid		(2,103,777)	-

Retained earnings, end of period		$53,251,958	$14,217,226

Basic earnings per share		$0.08	$0.10
Diluted earnings per share		$0.08	$0.10
Weighted Average Number of Shares Outstanding - Basic		151,655,320	146,441,295
Weighted Average Number of Shares Outstanding - Diluted		153,178,476	150,235,032

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - expressed in US Dollars)

	Three months ended June 30,
	2008	2007

Net income for the period	$11,601,441	$14,527,023
Other comprehensive income, net of taxes:
Transition adjustment to opening balance upon adoption of new standards	-	8,674
Unrealized gain (loss) on available for sale securities	(68,722)	72,853
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	1,825,999	(1,001,667)
Unrealized exchange gain on translation of functional currency to reporting currency	1,657,787	5,484,221
Other comprehensive income	3,415,064	4,564,081
Comprehensive income	$15,016,505	$19,091,104

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in US Dollars)

	Three months ended June 30,
	2008	2007
Cash provided by (used for)
Operating activities
Net income for the year	$11,601,441	$14,527,023
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	18,533	15,156
Amortization	1,568,442	676,434
Equity Investment loss	204,731	120,018
Future income tax	(152,870)	15,501
Loss on disposal of property, plant, and equipment	9,504	48,130
Mineral property option income	-	(1,913,073)
Non-controlling interests	4,211,587	4,251,086
Stock-based compensation	567,035	596,906
	18,028,403	18,337,181
Net change in non-cash working capital
Accounts receivable and prepaids	(5,656,109)	(473,670)
Inventory	(2,025,204)	487,679
Accounts payable and accrued liabilities	15,323,914	1,254,098
Asset retirement obligation discharged upon payment	-	(95,415)
Income tax payable	(359,139)	(1,528,500)
Deposits received from customers	(241,499)	900,655
Cash provided by operating activities	25,070,366	18,882,028

Investing activities
Acquisition of mineral rights and properties	(31,477,543)	(2,824,185)
Acquisition of property, plant, and equipment	(3,829,869)	(1,438,164)
Purchase of long term investments	-	(130,316)
Decrease (increase) of short term investments	5,063,484	(16,036,826)
Decrease (increase) in long term prepaids	2,956,825	(1,511,033)
Disposal of property, plant, and equipment	156,975	157,352
Distribution to non-controlling interest shareholder	-	(3,371,257)
Advances to joint venture parties	-	(365,469)
Cash used in investing activities	(27,130,128)	(25,519,898)

Financing activities
Repayment from (advance to) related parties	107,936	(365,469)
Share subscriptions for cash, net of commission and expenses	21,092	908,209
Shares returned to treasury for cancellation	(4,655,149)	-
Cash provided by (used in) financing activities	(4,526,121)	542,740

Effect of exchange rate changes on cash and cash equivalents	2,085,489	3,011,733

Decrease in cash	(4,500,394)	(3,083,397)

Cash and cash equivalents, beginning of period	47,092,890	53,330,468

Cash and cash equivalents, end of period	$42,592,496	$50,247,071
Supplemental information:
Income tax paid	$2,039,512	$-

Non-cash investing activities:
Common shares of New Pacific Metals Corp. received as	$-	$1,913,073
partial consideration for the Option Agreement in
relation to the Kang Dian Project
Share issued for mineral rights and properties	$36,484,591	$-
Construction in process transferred to mineral rights and properties	$-	$1,313,791

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited - expressed in US Dollars except for share figures)

	Share capital
					Accumulated
					other	Retained	Total
	Number of		Contributed		comprehensive	earnings	shareholders'
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity
Balance, March 31, 2007	145,957,938	74,336,151	954,041	-	479,795	1,767,831	77,537,818
Transition adjustment to opening balance	-	-	-	-	8,674	-	8,674
Options exercised	3,448,896	2,225,239	-	-	-	-	2,225,239
Warrants exercised	9,750	68,463	-	-	-	-	68,463
Cancellation of fraction shares	(108)	-	-	-	-	-	-
Value of options transferred upon exercised	-	1,704,690	(1,704,690)	-	-	-	-
Stock based compensation	-	-	2,472,685	-	-	-	2,472,685
Unrealized gain on available for sale securities	-	-	-	-	(48,643)	-	(48,643)
Appropriation to reserves	-	-	-	2,077,628	-	(2,077,628)	-
Cash dividends declared and distributed	-	-	-	-	-	(6,891,020)	(6,891,020)
Earnings of the year	-	-	-	-	-	59,937,254	59,937,254
Unrealized loss on translation of self-sustaining operation	-	-	-	-	3,972,486	-	3,972,486
Unrealized loss on translation functional currency to reporting
currency	-	-	-	-	9,709,315	-	9,709,315
Balance, March 31, 2008	149,416,476	$78,334,543	$1,722,036	$2,077,628	$14,121,627	$52,736,437	$148,992,271
Options exercised	4,482	21,092	-	-	-	-	21,092
Shares issued for property	4,532,543	36,484,591	-	-	-	-	36,484,591
Cancellation of shares under normal course issuer bid	(470,000)	(379,871)	(2,275,527)	-	-	(706,856)	(3,362,254)
Shares held for cancellation	-	(237,864)	-	-	-	(1,396,921)	(1,634,785)
Value of options transferred upon exercised	-	13,544	(13,544)	-	-	-	-
Stock based compensation	-	-	567,035	-	-	-	567,035
Unrealized gain on available for sale securities	-	-	-	-	(68,722)	-	(68,722)
Appropriation to reserves	-	-	-	8,982,143	-	(8,982,143)	-
Earnings of the period	-	-	-	-	-	11,601,441	11,601,441
Unrealized loss on translation of self-sustaining operation	-	-		-	1,825,999	-	1,825,999
Unrealized loss on translation functional currency to reporting
currency	-	-	-	-	1,657,787	-	1,657,787
Balance, June 30, 2008	153,483,501	$114,236,035	$-	$11,059,771	$17,536,691	$53,251,958	$196,084,455

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, and Saskatchewan and trades on the TSX Exchange under the symbol “SVM”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and principles of consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars. but they do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, they should be read in conjunction with the most recently prepared annual financial statements for the year ended March 31, 2008. They include the accounts of the Company and its significantly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Lachlan Gold Ltd., Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yunnan Jin Chang Jiang Mining Co. Ltd. (“Yunnan JCJ”), 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% (March 31, 2007 - 60%) owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), and 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze’).

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position as at June 30, 2008 and the consolidated statement of income and consolidated cash flows for the three months period presented. Operating results of the interim period are not necessarily indicative of the result that may be expected for the full fiscal year ending March 31, 2009.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b) Adoption of New Accounting Standards

On April 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 3862, Financial Instruments - Disclosure” and Section 3863, “Financial Instruments – Presentation”, Section 3031, “Inventories”, and Section 3031, “Capital Disclosures”. These new standards have no material impact on the classification and measurement in the Company’s interim consolidated financial statements. .

(i) Financial Instrument Standards

Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation”, replace Section 3861 “Financial Instruments - Disclosure and Presentation”. Section 3862 Financial Instruments - Disclosure, describes the required disclosures related to the

Notes to the Unaudited Interim Consolidated Financial Statements	Page 1

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

significance of the financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 Financial Instruments - Presentation, describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861 Financial Instruments - Disclosure and Presentation. Additional disclosure has been provided in Note 12 to the Company’s unaudited interim consolidated financial statements.

(ii) Inventories

Section 3031, “Inventories”, which replaces Section 3030 “Inventories”, requires inventories to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. It also provides guidance on the determination of cost and requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this new standards did not have any impact on the Company’s consolidated financial statements.

(iii) Capital Disclosures

Section 1535, “Capital Disclosure”, establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not compiled with capital requirement, the consequences of such non-compliance.

(c)	New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) for accounting periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(ii) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for

Notes to the Unaudited Interim Consolidated Financial Statements	Page 2

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3.	INVENTORIES

Inventories consist of the following:

As at	June 30, 2008	March 31, 2008
Direct smelting ore and stockpiled ores	$2,317,139	$951,635
Concentrate inventories	708,344	467,776
Total stockpiled	3,025,483	1,419,411
Raw materials	1,587,123	969,764
	$4,612,606	$2,389,175

Raw materials are valued at the lower of cost, determined on an weighted average cost basis, and net realizable value. Direct smelting ores and stockpiled ores are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labor costs, and applicable production overheads, based on normal operation capacity. Concentrate inventories are value at the lower of cost and net realizable value. The cost of concentrate inventories includes the cost of stockpiled ores and milling cost. Milling cost includes cost of raw material, direct labor costs, freight from the mine sites to the mill sites, and applicable production overheads cost, based on normal operation capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4. LONG TERM INVESTMENTS

As at	June 30, 2008	March 31, 2008
Dajin Resources Corp.
1,000,000 (March 31, 2008 - 1,000,000) common shares	$137,444	$204,300
New Pacific Metals Inc. (a)	11,151,354	11,251,648
Luoyang Yongning Smelting Co. Ltd.	6,564,893	6,417,939
	$17,853,691	$17,873,887

Notes to the Unaudited Interim Consolidated Financial Statements	Page 3

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

(a)	New Pacific Metals Inc. (“NUX”)

As at June 30, 2008, the Company owns 7,400,000 common shares of NUX, representing an ownership of 23.4% (June 30, 2007 - 19.4%). The following is the summary of the investment in NUX and its market value:

			Market Value of
			NUX's common
	Number of shares	Book Value	shares
Balance, March 31, 2006	1,670,835	$732,653	$2,462,373
Shares released from escrow	2,416,666	3,824,281	3,824,281
Participation in NUX's private placement	900,000	1,951,600	1,951,600
Equity in loss of investee company		(222,061)	-
Foreign translation impact		(6,667)	-
Balance, March 31, 2007	4,987,501	6,279,806	14,924,866
Shares released from escrow	2,412,499	4,388,267	4,388,267
Equity in loss of investee company		(250,113)	-
Foreign translation impact		833,688	-
Balance, March 31, 2008	7,400,000	$11,251,648	$14,758,245
Equity in loss of investee company	-	(203,024)	-
Foreign translation impact	-	102,730	-
Balance, June 30, 2008	7,400,000	11,151,354	$20,720,000

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

As at		June 30, 2008				March 31, 2008

		Accumulated	Net Book			Accumulated	Net Book
	Cost	Depreciation	Value	Cost		Depreciation	Value
Building	$10,426,190	$328,175	$10,098,015	$8,236,801		$263,521	$7,973,280
Computer equipment	713,436	196,954	516,482	570,784		179,022	391,762
Computer software	197,139	43,277	153,862	191,211		37,371	153,840
Equipment and funiture	1,184,932	170,214	1,014,718	976,584		141,772	834,812
Machinery	3,246,546	254,241	2,992,305	2,650,059		200,017	2,450,042
Mining equipment	497,489	179,073	318,416	482,115		156,994	325,121
Motor vehicle	1,492,803	337,626	1,155,177	1,268,900		301,735	967,165
Land use right	500,905	2,504	498,401	496,373		-	496,373
Leasehood improvement	103,100	33,030	70,070	113,674		29,270	84,404
Construction in process	1,135,032	-	1,135,032	672,773		-	672,773
	$19,497,572	$1,545,094	$17,952,478	15,659,274	$	$1,309,702	14,349,572	$

Notes to the Unaudited Interim Consolidated Financial Statements	Page 4

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

During the three months June 30, 2008, the Company disposed of leasehold improvement with net book value of $9,504 (June 30, 2008 - motor vehicles of $205,482) and a loss of $9,504 (June 30, 2007 - $48,130) was recorded.

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

As at		June 30, 2008			March 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Ying, Henan Province, China	23,602,135	(3,253,745)	20,348,390	20,958,911	(2,656,161)	18,302,750
HPG, Henan Province, China	12,226,700	(2,055,768)	10,170,932	11,247,479	(1,515,086)	9,732,393
TLP, Henan Province, China	22,626,738	(149,931)	22,476,807	20,015,357	-	20,015,357
LM, Henan Province, China	11,157,510	(217,203)	10,940,307	9,748,658	-	9,748,658
NZ, Henan Province, China	2,065,970	-	2,065,970	2,046,934	-	2,046,934
Nabao, Qinghai Province, China	1,630,539	-	1,630,539	1,058,183	-	1,058,183
GC & SMT, Guangdong Province, China	80,384,399	-	80,384,399	-	-	-
Total	153,693,991	(5,676,647)	148,017,344	65,075,522	(4,171,247)	60,904,275

During the three months ended June 30, 2008, the Company acquired 95% interest in Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits for $60.8 million (CAD$61.95 million) through the acquisition of 100% interest of Yangtze Mining Ltd. (“Yangtze Mining”), a private company registered in British Virgin Island (“BVI”), from Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company and a related party of the Company by a director in common, through an acquisition of Yangtze Mining is holding 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of GC and SMT silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China.

During the three months ended June 30, 2008, a total of 4,532,543 common shares of the Company at a deemed price of CAD$8.20 per share, which represent the 60% of the purchase price, or $36.5 million, were issued and a total cash payment of $12.2 million was paid with the remaining of $12.1 million plus interest accrued and recorded as accrued liabilities on the consolidated balance sheet. As of June 30, 2008, a total of $80.4 million, which including $19.3 million future income tax liabilities on the acquisition, was capitalized as the acquisition cost of GC and SMT projects on the consolidated financial statements.

Subsequent to June 30, 2008, the Company fulfilled its obligations to acquire the GC and SMT project by payment of the remaining $12.2 million to Yangtze Gold.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 5

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

7.	ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current
	portion	Long term portion	Total
Balance, March 31, 2006	$-	$-	$-
Obligations incurred during the year	-	1,127,591	1,127,591
Obligations discharged upon payments to local government	-	(226,321)	(226,321)
Accretion of asset retirement obligations	-	61,132	61,132
Reclassification of current portion of the obligations	292,406	(292,406)	-
Balance, March 31, 2007	$292,406	$669,996	$962,402
Obligations incurred during year	252,725	440,699	693,424
Obligations discharged upon payments during the year	(515,980)	-	(515,980)
Obigations reduction as per revision of ARO of Ying Property	-	(94,009)	(94,009)
Accretion of asset retirement obligations	10,517	51,171	61,688
Reclassification of current portion of ARO to long term	(75,226)	75,226	-
Foreign translation impacts	35,558	82,746	118,304
Balance, March 31, 2008	$-	$1,225,829	$1,225,829
Obligation incurred during year	-	719,075	719,075
Accretion of asset retirement obligations	-	18,808	18,808
Foreign translation impacts	-	28,068	28,068
Balance, June 30, 2008	$-	$1,991,780	$1,991,780

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has estimated the undiscounted future values of these costs to be $2.45 million as at June 30, 2008 (March 31, 2008 - $1.74 million ) in the next five to eight years.

The aggregate accrued obligation as at March 31, 2008, representing the fair value of the future reclamation costs, was $1,991,780 (March 31, 2008 - $1,225,829). The fair value was estimated using a credit risk free discount rate of six percent.

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Normal Course Issuer Bid

On March 20, 2008, the Company announced another Normal Course Issuer Bid to acquire up to 2,988,029 of its common shares. The Normal Course Issuer Bid was approved By TSX Exchange and commenced on March 28, 2008 and continues until no later than March 27, 2009. During the three months ended June 30, 2008, a total of 764,300 shares were acquired at a total cost of $4.6 million, of which 470,000 shares were cancelled and 294,300 shares are held for cancellation.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 6

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

Subsequent to June 30, 2008, the Company acquired 325,400 common shares under the Normal Course Issuer Bid at a cost of $1.6 million and cancelled 619,700 common shares with no shares held for cancellation.

(c)	Share Purchase Warrants

The following is a summary of warrant transactions:

Warrant Shares	Issued	Warrant Shares	Warrant Shares	Price per
Outstanding as at	during	Exercised	Outstanding as at	Warrant
March 31, 2008	the period	during the period	June 30, 2008	CAD$	Expiry Date

3,742,119	-	-	3,742,119	$8.00	October 26, 2008

(d)	Stock Options

The following is a summary of option transactions:

		Weighted Average
		Exercise price per
	Number of	share
	shares	CAD$
Balance, March 31, 2006	7,909,875	$0.36
Options granted	1,300,500	4.44
Option exercised	(2,961,717)	0.30
Options forfeited	(78,750)	4.35
Balance, March 31, 2007	6,169,908	$1.19
Options granted	1,081,200	7.11
Option exercised	(3,448,896)	0.73
Options forfeited	(567,527)	2.60
Balance, March 31, 2008	3,234,685	$3.42
Option granted	50,000	7.54
Option exercised	(4,482)	4.81
Option expired	(31,875)	0.75
Option forfetied	(14,517)	6.70
Balance, June 30, 2008	3,233,811	$3.49

During the three months ended June 30, 2008, a total of 50,000 options were granted to a consultant at an exercise price of CAD$7.54 per share for five years, subject to a vesting schedule over a three year term with 8.333% options vested every three months.

Subsequent to June 30, 2008, a total of 525,000 options were granted to directors, officers, employees, and consultants at an exercise price of CAD$5.99 per share for five years, subject to a vesting schedule over a three year term with 8.333% options vested every three months.

Subsequent to June 30, 2008, a total of 10,000 options were granted to a consultant at an exercise price of CAD$5.99 per share for two years with 100% vesting on January 2, 2010.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 7

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

The following is the summary assumptions to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Three months ended June 30,
	2008	2007
Risk free interest rate	3.37% to 3.45%	3.94% to 4.55%
Expected life of options in years	3 to 5 years	1 to 3 years
Expected volatility	57% to 92%	70% to 94%
Expected dividend yield	1%	0%

The weighted average grant date fair value of options granted during the year was $3.25 (June 30, 2007 - $3.71) . For the three months ended June 30, 2008, a total of $567,035 (June 30, 2007 - $596,906) stock-based compensation expenses was recorded as office, administration and miscellaneous expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at June 30, 2008:

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
Exercise	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Prices	June 30,	Contractual	Price	June 30,	Price
in CAD$	2008	Life (Years)	in CAD$	2008	in CAD$

$0.18	990,000	1.32	0.18	990,000	0.18
0.63	450,000	1.68	0.63	450,000	0.63
4.32	432,399	3.06	4.32	244,398	4.32
4.43	207,000	3.16	4.43	104,499	4.43
4.47	54,708	3.13	4.47	7,458	4.47
6.74	777,204	3.78	6.74	190,155	6.74
6.95	135,000	4.26	6.95	30,000	6.95
9.05	137,500	4.55	9.05	6,813	9.05
7.54	50,000	4.87	7.54	-	7.54
$0.18 - $9.05	3,233,811	2.66	$3.49	2,023,323	$1.76

(e)	Stock split

On September 28, 2007, shareholders approved a three-for-one share split for its common shares. The record date for the stock split was set at the close of business on October 31, 2007.

All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 8

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

9.	RESERVES

Pursuant to Chinese regulations, Henan Found may make appropriations to reserves funds, comprising the Enterprise Reserve Fund, Enterprise Expansion Fund, and Employee Welfare Fund at a percentage, at the discretion of the Board of Directors of Henan Found, of its after tax net income.

The Enterprise Reserve Fund is established for covering potential losses and could be used to increase the registered capital if approved by the relevant Chinese authorities. The Enterprise Expansion Fund is for expanding business operation. Both Enterprise Reserve Fund and Enterprise Expansion Fund are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in liquidation. Employee Welfare Fund is established for the purpose of providing employee facilities and other collective benefits to employees and is recorded as an expense.

During the three months ended June 30, 2008, the Board of Directors of Henan Found appropriated reserves of $8,982,143 (June 30, 2007 - $2,077,628) from its retained earnings for the calendar year ended December 31, 2007. Of the reserves, a total of $1,795,494 (June 30, 2007 - $415,526) was appropriated as Enterprise Reserve Fund and $7,186,649 (June 30, 2007 - $1,662,102) as Enterprise Expansion Fund. Henan Found also contributed a total of $71,866 (June 30, 2007 - $16,621) to the Employee Welfare Fund. The contribution to Employee Welfare Fund was recorded as accrued liabilities on the consolidated balance sheet and expensed on the consolidated statement of income.

10.	RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in the financial statements, the Company had the following related party transactions during the period:

(a) During the three months ended June 30, 2008, the Company incurred:

(i) consulting fees of $86,621 (June 30, 2007 - $37,565) payable to a company owned by an officer and director of the Company and to an officer of the Company;

(ii) management fees of $61,875 (June 30, 2007 - $36,426) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;

(iii) directors’ fees of $14,850 (June 30, 2007 - $15,290);

(iv) expenses recovered of $66,391 (June 30, 2007 - $260,079) from New Pacific Metals Corp. (“NUX”).
(b) As at June 30, 2008, the related transaction balances included the following:

(i) $28,874 (March 31, 2008 - $nil) due to a company controlled by a director of the Company for services provided;

Notes to the Unaudited Interim Consolidated Financial Statements	Page 9

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

(ii)	$12,117,910 (March 31, 2008 - $12,117,910) due to the joint venture partner of Henan Found for non-controlling interest distributable as Henan Found declared dividend during the year;

(iii)	$69,546 (March 31, 2008 - $(12,014)) due to a company related by common control;

(iv)	$17,576 (March 31, 2008 - $17,113) due from the joint venture partner of Qinghai Found; and,

(v)	$20,085 (March 31, 2008 - $18,051) due from NUX for expenses incurred and recoverable under an inter-company services and cost allocation arrangement.

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at June 30, 2008, a total of $2.4 million of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

11.    CAPITAL DISCLOSURE

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.

The Company’s objectives in managing capital are to maintain an optimal capital structure to reduce the overall cost of capital and to safeguard the Company’s ability to continue to deploy capital to pursue its strategy of growth and provide returns to shareholders and other stakeholders. The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus reserves plus retained earnings plus accumulated other comprehensive income. The Board of Directors does not establish a quantitative return on capital criteria for management but promotes year-over-year sustainable earnings growth targets. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s capital is subject to People's Republic of China (“PRC”) foreign currency exchange controls which may limit the ability to repatriate funds. As at June 30 2008, the Company has retained earnings of $77 million in the PRC which may be restricted.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 10

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2008

12.	FINANCIAL INSTRUMENTS

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and commodity price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The fair values of financial instruments at June 30, 2008 and March 31, 2008 is summarized as follows:

	June 30, 2008		March 31, 2008
	Carrying
	amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held for trading
Cash and cash equivalents	42,592,496	42,592,496	47,092,890	47,092,890
Short term investment	32,471,317	32,471,317	37,145,656	37,145,656

Loans and receivable
Accounts receivable and prepaids	11,035,520	11,035,520	5,259,699	5,259,699

Available for sale
Long term investment
- Investment in Dajin Resources Corp.	137,444	137,444	204,300	204,300

Financial Liabilities
Accounts payable and accrued liabilities	22,353,854	22,353,854	7,026,628	7,026,628
Deposits received from customers	2,350,775	2,350,775	2,573,202	2,573,202

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 11

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

(c)	Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risk due to fluctuations in foreign exchange rates.

The Company conducts its operations in Chinese Yuan and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

As at June 30, 2008, approximately $56.5 million (March 31, 2008 - approximately $48.3 million) of cash and cash equivalents and short term investments were held in RMB¥.

(d)	Interest rate risk

The Company has no interest-bearing debt and so is not exposed to interest rate risk.

(e)	Credit risk

The Company is exposed to credit risk with respect to accounts receivable from customers. The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivable from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry.

The Company is exposed to credit risk with respect to cash equivalents and accounts receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed financial instruments. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company’s Board of Directors. Management believes the risk of loss to be remote.

The mining industry in China may be affected by economic factors that may impact accounts receivable. Management does not believe that the mining industry or geographic region within China represents a significant credit risk.

(f)	Commodity price risk

The Company is subject to price risk from fluctuations in market prices of commodities, and the Company has elected not to actively manage the exposure to the commodity price risk at this time.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 12

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

13.	SEGMENTED INFORMATION

	(a)	Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

	(b)	Geographic information

(i) The following is the summary of balance sheet items of each geographic segment:

As at				June 30, 2008
		China
	Canada							BVI
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Mineral rights and properties	$-	$20,348,390	$10,170,932	$22,476,807	$10,940,307	$80,384,399	$3,696,509	$-	$148,017,344
Property, plant and equipment	412,017	12,890,584	1,002,765	925,358	153,665	-	2,568,089	-	17,952,478
Long term investments	11,288,798	6,564,893	-	-	-	-	-	-	17,853,691

As at				March 31, 2008
		China
	Canada							BVI
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Mineral rights and properties	$-	$18,302,750	$9,732,393	$20,015,537	$9,748,658	$-	$3,105,117	$-	$60,904,275
Property, plant and equipment	438,723	12,329,390	955,816	-	-	-	625,643	-	14,349,572
Long term investments	11,455,948	6,417,939	-	-	-	-	-	-	17,873,887

Notes to the Unaudited Interim Consolidated Financial Statements	Page 13

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

(ii)  The following is the operation summary of each geographic segment:

For the				Three months ended June 30, 2008
		China
	Canada								BVI
		Ying	HPG	TLP	LM	GC & SMT		Other		Total
Sales	$-	$24,694,044	$3,200,268	$1,765,885	$1,199,080	$	- $	-	$-	$30,859,277
Cost of sales	-	(5,687,896)	(1,061,362)	(410,302)	(779,196)		-	-	-	(7,938,756)
Amortization and depletion	-	(630,345)	(570,372)	(145,099)	(222,626)		-	-	-	(1,568,442)
Gross Profit	-	18,375,803	1,568,534	1,210,484	197,258		-	-	-	21,352,079

Expenses	(2,189,269)	(1,231,525)	(397,134)	(88,067)	(177,530)		(171,639)	16,315	(4,820)	(4,243,669)

Interest, option & other income	217,997	583,152	2,148	-	-		-	1,512	686	805,495
Loss and other expenses	(204,731)	-	-	-	-		-	(9,504)	-	(214,235)
Non controlling interest	-	(3,556,435)	(421,064)	(221,678)	(12,410)		-	-	-	(4,211,587)
Income tax recovery (expenses)	-	(1,918,363)	229,997	(137,183)	(61,093)		-	-	-	(1,886,642)

Net income (loss)	($2,176,003)	$12,252,632	$982,481	$763,556	($53,775)		($171,639)	$8,323	($4,134)	$11,601,441

For the	Three months ended June 30, 2007
		China
	Canada								BVI
		Ying	HPG	TLP	LM		GC & SMT	Other		Total
Sales	$-	$20,716,030	$1,537,256	$-	$-		$-	$-	$-	$22,253,286
Cost of sales	-	(3,882,318)	(395,871)	-	-		-	-	-	(4,278,189)
Amortization and depletion	-	(401,860)	(184,193)	-	-		-	-	-	(586,053)
Gross Profit	-	16,431,852	957,192	-	-		-	-	-	17,389,044

Expenses	(1,180,936)	(543,373)	(142,090)	-	-		-	(149,289)	(263,107)	(2,278,795)

Interest, option & other income	2,204,017	128,999	1,188	-	-		-	50,314	-	2,384,518
Loss and other expenses	(120,018)	(48,130)	-	-	-		-	-	-	(168,148)
Non controlling interest	-	(4,005,123)	(245,963)	-	-		-	-	-	(4,251,086)
Income tax Recovery (expenses)	-	1,451,490	-	-	-		-	-	-	1,451,490
Net income (loss)	$903,063	$13,415,715	$570,327	$-	$-		$-	($98,975)	($263,107)	14,527,023

(c)	Sales by metal

For the three months ended June 30, 2008, the Company generated sales of $30,859,277 (June 30, 2007 - $22,253,286) which comprised of the following:

	Three months ended June 30,
	2008	2007
Silver (Ag)	$15,406,724	$9,448,042
Gold (Au)	347,105	146,013
Lead (Pb)	12,825,228	8,322,992
Zinc (Zn)	2,280,220	4,336,239
	$30,859,277	$22,253,286

Notes to the Unaudited Interim Consolidated Financial Statements	Page 14

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

14.	SUBSEQUENT EVENTS

Subsequent to June 30, 2008, Henan Found distributed a dividend of $25.3 million (RMB¥200 million) to its shareholders. The Company’s wholly owned subsidiary, Victor Mining Ltd., received its share (77.5%) of dividend payment of $19.6 million (RMB¥155 million), and a total of $5.7 million (RMB¥45 million) was distributed to the non-controlling subsidiary shareholder.

15.	COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies include:

(i)	During the 2007 fiscal year, Henan Found entered into a joint venture agreement, for a 30% participation interest, in Luoyang Yongning Smelting Co. Ltd. (“Yongning”), to custom built a 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

During the 2008 fiscal year, Henan Found fulfilled its registered capital requirement through a contribution of approximately $6.4 million (RMB¥45 million) (March 31, 2007 - $58,197 (RMB¥450,000)) to Yongning. As of March 31, 2008, the registered capital requirement of $21.4 million (RMB¥150 million) has been fully contributed by all the joint venture parties.

The remaining commitment, for other capital expenditure investment, of approximately $4.3 million (RMB¥30 million) (30% of $14.3 million or RMB¥100 million) is due by September 21, 2008.

(ii)	In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a Sino-foreign cooperate joint venture, to explore and develop the Na-Bao silver-polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. Under the joint venture contract, the Company will have an 82% interest in Qinghai Found by investing approximately $4.0 million by funding exploration and development. The Chinese party has an 18% carried interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

As at June 30, 2008, the Company has funded $3.75 million towards the approximately $4.0 million required exploration and development investment to earn its 82% interest in Qinghai Found.

(iii)	On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

Notes to the Unaudited Interim Consolidated Financial Statements	Page 15

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For three months ended June 30, 2008
(Expressed in US dollars, unless otherwise stated)

As at June 30, 2008, a total of of $2,347,593 (March 31, 2008 - $683,995) of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

(iv)	Pursuant to the share purchase agreement dated April 24, 2008 with Yangtze Gold, upon the closing of the acquisition of shares of Yangtze Mining, only the GC and SMT properties would remain in Anhui Yangtze, and all other assets and liabilities of Anhui Yangtze were to be disposed to a third party before the closing.

On June 6, 2008, the closing date for the acquisition of Yangtze Mining, because in addition to the GS and SMT properties, certain other net assets still remained in Anhui Yangtze, including Tong Shan Pai Copper Mine (“TSP Mine”), an Indemnification Agreement was executed between the Company and Yangtze Gold to the effect that Yangtze Gold would continue to use its best efforts to transfer the TSP Mine. Also, effective June 6, 2008, Yangtze Gold and Anhui Yangtze entered into a declaration of trust whereas Anhui Yangtze, the “Trustee” holds in trust all of the remaining net assets of Anhui Yangtze, that being the TSP Mine and any other net assets other than the GS and SMT properties and the $2.7 million (RMB¥20 million) advanced funds by the Company, as of the closing date on June 6, 2008 for the benefit of Yangtze Gold. All costs, expenses, liabilities whatsoever arising out of and in connection to the remaining net assets will be the obligation of Yangtze Gold. The Trustee further promises Yangtze Gold not to deal with the remaining net assets in any way without the instructions and consent of Yangtze Gold; to account to Yangtze Gold for any money received by the Trustee in connection with holding the net assets; and upon demand by Yangtze Gold, to return all net assets advanced and outstanding, within five business days of such written demand.

(v)	The Company’s leasehold obligation commitments total $899,132 over six years (years ending March 31, 2009: $191,185; 2010: $256,853; 2011: $256,853; 2012: $85,117; 2013: $87,299; and 2014: $21,825).

Notes to the Unaudited Interim Consolidated Financial Statements	Page 16